Sullivan & Worcester LLP	T 202 775 1200
1666 K Street, NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

August 10, 2010

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ametrine Capital, Inc.
CIK 0001430415
(File Numbers 333-153083; 814-776)

Ladies and Gentlemen:

Pursuant to the Securities Exchange Act of 1934, as amended, and Rule 14c-5(a) thereunder, enclosed for filing electronically is the preliminary information statement on Schedule 14C of Ametrine Capital, Inc.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours, /s/ Arie Heijkoop, Jr. Arie Heijkoop, Jr.

Enclosures